

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2013

By E-Mail

Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Transocean Ltd.**
> **Soliciting Material filed by Icahn Partners et al.**
> **Filed April 30, 2013**
> **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material

General

1. Please refer to the article entitled, "Icahn board nominee at Transocean faces criminal case in Spain," appearing in the Houston Chronicle on April 29, 2013. Item 7(b) of Schedule 14A and Item 401(f)(2) of Regulation S-K require disclosure of a legal proceeding if a nominee "is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses)." Please advise us as to why you did not disclose the pending criminal proceeding in your proxy statement.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions